SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(AMENDMENT NO. 1)

MASTECH DIGITAL, INC.

(NAME OF ISSUER)

Common Stock, $0.01 par value

(TITLE OF CLASS OF SECURITIES)

57633B100

(CUSIP NUMBER)

John J. Cronin, Jr.

Chief Financial Officer and Corporate Secretary

Mastech Digital, Inc.

1305 Cherrington Parkway Building 210, Suite 400

Moon Township, Pennsylvania 15108

(412) 787-2100

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 8, 2020

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), CHECK THE FOLLOWING BOX.  ☐

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 57633B100

NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ashok K. Trivedi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,222,900 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,578,314(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,578,314
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (3)
14.	TYPE OF REPORTING PERSON* IN

(1)

Consists of 857,144 shares of Common Stock held by the Ashok K. Trivedi Revocable Trust, of which the Reporting Person is the primary beneficiary. Also consists of 1,365,756 shares of Common Stock owned directly by the Reporting Person.

(2)

Consists of 118,472 shares of Common Stock owned directly by STP LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership, 118,471 shares of Common Stock owned directly by Edani LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership and 118,471 shares of Common Stock owned directly by Riveda LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership. Also consists of the shares referenced in note (1) above.

(3)	Based on 11,378,749 shares of Common Stock outstanding as of July 31, 2020.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Mastech Digital, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment is filed by the Reporting Person to amend the Schedule 13D which was originally filed on July 21, 2017 (the “Schedule 13D”).

This Amendment is being filed to amend Items 3,4,5 and 7 of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In connection with estate planning transactions, 829,000 shares of Common Stock (the “Shares”) were transferred, assigned and delivered by the Reporting Person to the Ashok K. Trivedi 2020 Exempt Family Trust (the “Trust”) on September 8, 2020. No consideration was paid in connection with the transfer of the Shares.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Shares were transferred, assigned and delivered to the Trust by the Donor for estate planning purposes.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is amended as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 2,578,314 Shares, which represent approximately 22.7% of the issued and outstanding Shares. This percentage calculation is based on a total number of outstanding Shares of 11,378,749 as of July 31, 2020, as reported by the Issuer in the Quarterly Report on form 10-Q for the quarterly period ended June 30, 2020.

(b) The Reporting Person has sole voting and sole dispositive power with regard to 2,222,900 of the Shares described in Item 5(a) above. The Reporting Person also has sole dispositive and no voting power with regard to (i) 118,472 of the Shares, which are owned directly by STP LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership, (ii) 118,471of the Shares, which are owned directly by Edani LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership and (iii) 118,471 of the Shares, which are owned directly by Riveda LP and indirectly by the Reporting Person as majority-in-interest general partner of such partnership.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.1	Deed of Gift, dated September 4, 2020, executed by Ashok K. Trivedi in favor of the Ashok K. Trivedi 2020 Exempt Family Trust

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 8, 2020

/s/ Ashok K. Trivedi